UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

GameStop Corp.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

36467W109

(CUSIP Number of Class of Securities)

Dan L. Reed

General Counsel

625 Westport Parkway

Grapevine, Texas 76051

(817) 424-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Michael H. Friedman, Esq.

Pepper Hamilton LLP

3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

(215) 981-4563

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$72,000,000	$8,726.40
(1)

Calculated solely for purposes of determining the amount of the filing fee. This calculation assumes the purchase of a total of 12,000,000 outstanding shares of the Class A Common Stock, par value $0.001 per share, of GameStop Corp. at the maximum tender offer price of $6.00 per share in cash.

(2)	The amount of the filing fee, calculated in accordance with Rule 0–11 under the Securities Exchange Act of 1934, as amended, equals $121.20 per million dollars of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by GameStop Corp., a Delaware corporation (“GameStop” or the “Company”), pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase 12,000,000 of its issued and outstanding shares of Class A Common Stock, par value $0.001 per share (the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price not greater than $6.00 and not less than $5.20 per Share, to the tendering stockholder in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated June 11, 2019 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B) (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). This Schedule TO is being filed in accordance with Rule 13e–4(c)(2) under the Exchange Act.

All information in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below.

ITEM 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	Subject Company Information.

(a) The name of the issuer is GameStop Corp. The address of the Company’s principal executive offices is 625 Westport Parkway, Grapevine, Texas 76051. The Company’s telephone number is (817) 424-2000.

(b) The subject securities are the Company’s Class A Common Stock, par value $0.001 per share, referred to in this Schedule TO as Shares, and which are listed and traded on the New York Stock Exchange (“NYSE”) under the symbol “GME.” As of June 7, 2019, there were 102,348,628 Shares issued and outstanding. The Shares the Company is seeking to purchase through this Offer represent approximately 11.72% of the Shares issued outstanding as of such date, or 11.33% of the Shares on a fully diluted basis. The information set forth in the section of the Offer to Purchase titled “Introduction” is incorporated herein by reference.

(c) The information set forth in Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	Identity and Background of Filing Person.

(a) GameStop Corp. is the filing person and issuer. The information set forth in Item 2(a) of this Schedule TO is incorporated herein by reference. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference. The business address and business telephone number of each director and executive officer of the Company are c/o GameStop Corp., 625 Westport Parkway, Grapevine, Texas 76051, (817) 424-2000.

ITEM 4.	Terms of the Transaction.

(a)(1)(i) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Purchase Price for Shares; Priority of Purchase; Proration”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Purchase Price for Shares; Priority of Purchase; Proration”), Section 5 (“Purchase of Shares and Payment of Purchase Price”) and Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Purchase Price for Shares; Priority of Purchase; Proration”), Section 3 (“Procedures for Tendering Shares”) and Section 15 (“Extension of the Offer; Termination; Amendment”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iv) Not applicable.

(a)(1)(v) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 15 (“Extension of the Offer; Termination; Amendment”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vi) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 3 (“Procedures for Tendering Shares”) and Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(viii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet,” in Section 3 (“Procedures for Tendering Shares”) and Section 5 (“Purchase of Shares and Payment of Purchase Price”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ix) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet”, “Introduction,” in Section 1 (“Purchase Price for Shares; Priority of Purchase; Proration”) and in Section 5 (“Purchase of Shares and Payment of Purchase Price”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(x) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(xi) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(xii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 3 (“Procedures for Tendering Shares”) and Section 13 (“United States Federal Income Tax Consequences”) of the Offer to Purchase is incorporated herein by reference.

(a)(2)(i–vii) Not applicable.

(b) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 11 (“Interests of Directors and Executive Officers; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 11 (“Interests of Directors and Executive Officers; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c)(1–10) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 9 (“Source and Amount of Funds”), Section 10 (“Certain Information Concerning the Company”) and Section 11 (“Interests of Directors and Executive Officers; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	Source and Amount of Funds or Other Consideration.

(a), (b) and (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	Interest in Securities of the Subject Company.

(a) and (b) The information set forth in Section 11 (“Interests of Directors and Executive Officers; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the section of the Offer to Purchase titled “Introduction” and in Section 16 (“Fees and Expenses; Dealer Manager; Information Agent; Depositary”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	Financial Statements.

(a)-(b) Not applicable. The consideration offered consists solely of cash. The Offer is not subject to any financing condition and the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.

ITEM 11.	Additional Information.

(a)(1) The information set forth in Section 11 (“Interests of Directors and Executive Officers; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(a)(2) The information set forth in Section 12 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) None.

(c) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

ITEM 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A) *	Offer to Purchase, dated June 11, 2019.

(a)(1)(B) *	Letter of Transmittal (including IRS Form W-9).

(a)(1)(C) *	Notice of Guaranteed Delivery.

(a)(1)(D) *	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E) *	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F) *	Form of Summary Advertisement, dated June 11, 2019.

(a)(5)(A)	Press Release issued by the Company on June 10, 2019 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on June 10, 2019).

(b)(1)	None.

(d)(1)	Split Dollar Agreement, dated as of October 25, 2012, between GameStop Corp. and Daniel J. Kaufman (incorporated by reference to Exhibit 10.31 to the Company’s Annual Report on Form 10-K for the fiscal year ended February 3, 2018).

(d)(2)	GameStop Corp. Executive Life Insurance Plan (incorporated by reference to Exhibit 10.26 to the Company’s Annual Report on Form 10-K for the fiscal year ended February 3, 2018).

(d)(3)	Amended and Restated Retirement Policy (incorporated by reference to Exhibit 10.25 to the Company’s Annual Report on Form 10-K for the fiscal year ended February 3, 2018).

(d)(4)	Fourth Amended and Restated 2001 Incentive Plan (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A filed on May 22, 2009).

(d)(5)	Amended and Restated 2011 Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 27, 2013).

(d)(6)	Form of Option Agreement (incorporated by reference to Exhibit 10.7 to the Company’s Annual Report on Form 10-K for the fiscal year ended January 29, 2005). (P)

(d)(7)	Executive Employment Agreement, dated as of May 10, 2013, between GameStop Corp. and Daniel A. DeMatteo (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 13, 2013).

(d)(8)	Amendment to Employment Agreement dated March 1, 2018 with Daniel A. DeMatteo (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 6, 2018).

(d)(9)	Amendment to Executive Employment Agreement dated May 31, 2018 with Daniel A. DeMatteo (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on June 4, 2018).

(d)(10)	Executive Employment Agreement dated as of October 1, 2012 between GameStop Corp. and Daniel J. Kaufman (incorporated by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K for the fiscal year ended February 3, 2018).

(d)(11)	Amendment to Employment Agreement dated May 31, 2018 with Daniel J. Kaufman (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on June 4, 2018).

(d)(12)	Amendment to Executive Employment Agreement dated May 8, 2019 between GameStop Corp. and Daniel J. Kaufman (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 10, 2019).

Exhibit Number	Description

(d)(13)	Executive Employment Agreement dated as of May 13, 2013 between GameStop Corp. and Troy W. Crawford (incorporated by reference to Exhibit 10.23 to the Company’s Annual Report on Form 10-K for the fiscal year ended January 30, 2015).

(d)(14)	Amendment to Employment Agreement dated May 31, 2018 with Troy W. Crawford (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on June 4, 2018).

(d)(15)	Executive Employment Agreement, dated March 21, 2019, between GameStop Corp. and George E. Sherman (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on March 21, 2019).

(d)(16)	Inducement Award Agreement (2019 Annual Award) dated as of April 15, 2019 from GameStop Corp. to George E. Sherman (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-8 filed on April 15, 2019).

(d)(17)	Inducement Award Agreement (Make Whole Award) dated as of April 15, 2019 from GameStop Corp. to George E. Sherman (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-8 filed on April 15, 2019).

(d)(18)	Executive Employment Agreement, dated May 30, 2019, between GameStop Corp. and James A. Bell (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 30, 2019).

(d)(19)	Executive Employment Agreement, dated May 30, 2019, between GameStop Corp. and Chris R. Homeister (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on May 30, 2019).

(d)(20)	Executive Employment Agreement, dated May 30, 2019, between GameStop Corp. and Frank M. Hamlin (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on May 30, 2019).

(d)(21)	Retention Agreement with Daniel J. Kaufman (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on June 4, 2018).

(d)(22)	Retention Agreement with Troy W. Crawford (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed on June 4, 2018).

(d)(23)	Form of Long Term Incentive Award Agreement (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K for the fiscal year ended February 3, 2018).

* Filed	herewith.
(P) Paper	Filing.

ITEM 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GAMESTOP CORP.

By:	/s/ George E. Sherman
Name:	George E. Sherman
Title:	Chief Executive Officer

Date: June 11, 2019